UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

For the transition period _____ TO _____

Commission file number 1-44

A.   Full title of the plan and the address of the plan, if different from that of the issuer named
        below:

                ADM Employee Stock Ownership Plan for Salaried Employees

B.   Name of the issuer of the securities held pursuant to the Plan and the address of its
        principal executive office:

                        Archer-Daniels-Midland Company
                        4666 Faries Parkway
                        PO Box 1470
                        Decatur, Illinois 62525

A U D I T E D   F I N A N C I A L   S T A T E M E N T S

ADM Employee Stock Ownership Plan for Salaried Employees
Years Ended December 31, 2004 and 2003

ADM Employee Stock Ownership Plan
for Salaried Employees

Audited Financial Statements

Years Ended December 31, 2004 and 2003

Contents

Report of Independent Registered Public Accounting Firm

The Administrative Committee
ADM Employee Stock Ownership Plan
  for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of the ADM Employee Stock Ownership Plan for Salaried Employees as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

St. Louis, Missouri
June 9, 2005

ADM Employee Stock Ownership Plan
for Salaried Employees

Statements of Net Assets Available for Benefits

	December 31	
	2004	**2003**
Assets		
Interest in Master Trust	$ -	$277,642,056
Contributions receivable from employer	-	1,303,921
Net assets available for benefits	$ -	$278,945,977

See accompanying notes.

ADM Employee Stock Ownership Plan
for Salaried Employees

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2004	**2003**
Additions:		
Contributions from employer	**$ 16,286,059**	$ 15,769,534
Dividend and interest income	**5,203,710**	4,461,251
	21,489,769	20,230,785
Deductions:		
Benefit payments	**(21,128,016)**	(17,626,338)
Transfer of assets to another plan	**(26,617,155)**	(11,398,925)
Transfer to ADM 401(k) Plan for Salaried Employees	**(374,638,841)**	-
	(422,384,012)	(29,025,263)
Net realized and unrealized appreciation in fair value of common stock	**121,948,266**	51,945,892
Net increase (decrease)	**(278,945,977)**	43,151,414
Net assets available for benefits at beginning of year	**278,945,977**	235,794,563
Net assets available for benefits at end of year	**$ -**	$278,945,977

See accompanying notes.

ADM Employee Stock Ownership Plan
for Salaried Employees

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

General

On December 31, 2004, the ADM Employee Stock Ownership Plan for Salaried Employees (the Plan) was merged into the ADM 401(k) Plan for Salaried Employees (the ADM 401(k) Plan), forming the ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees. The merger combined the Plan into the ADM 401(k) Plan, with the Plan remaining a separate component of the combined plan. The merger was effective at the close of December 31, 2004, and the financial statements reflect the transfer of the Plan's assets to the ADM 401(k) Plan. Prior to the merger, the Plan and the ADM 401(k) Plan operated in coordination, as described below.

The Plan, as amended, was a defined contribution plan available to all eligible salaried employees of Archer-Daniels-Midland Company (ADM or the Company) who have completed six months of service (or one year of service in the case of part-time, temporary, or seasonal employees). The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

The Company designed the Plan to operate in cooperation with the ADM 401(k) Plan. The Plan provided eligible employees with a means to acquire ADM common stock through participant and company matching contributions. Company matching contributions were based on participant contributions to the ADM 401(k) Plan.

Arrangement with Related Party

All plan assets were held by Hickory Point Bank & Trust, FSB (HPB), a wholly owned subsidiary of the Company, through a master trust established for the Plan and certain other ADM benefit plans (the Master Trust).

Contributions

As described above, company matching contributions were based on participant contributions remitted to the ADM 401(k) Plan. The Company matched 100% of the first 4% of compensation contributed and 50% of the next 2% of compensation contributed to the ADM 401(k) Plan in the form of ADM common stock contributed to the Plan. All company contributions were fully vested to the participant.

ADM Employee Stock Ownership Plan
for Salaried Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Investment Options

Participants could elect at any time to convert all or any number of the shares of ADM common stock credited to their company matching account balance to cash and have the cash transferred to the ADM 401(k) Plan to be invested in the investment options available under the ADM 401(k) Plan.

Withdrawals

The full value of an employee's account was payable following termination of employment. Withdrawals by active employees were only permitted upon reaching age 59 1/2 or for specific hardship circumstances.

2. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan were maintained on the accrual basis.

Investment Valuation and Income Recognition

Investments in the Master Trust are carried at fair value. Common stocks are valued at the quoted market price on the last business day of the plan year. Investments in mutual funds are stated at the reported net asset value on the last day of the plan year. Unallocated funds are invested in a short-term money market account.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the shareholder record date as declared by the related investment.

ADM Employee Stock Ownership Plan
for Salaried Employees

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Plan Expenses

Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities are charged against the trust fund and added to the cost of such securities or deducted from the sale proceeds, as the case may be. Any remaining costs of administering the Plan were paid by the Plan's sponsor, ADM. While ADM paid these costs, the Plan permitted the reasonable expenses of administering the Plan to be paid from the trust fund.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Master Trust Investment Information

The Plan's investments were held in the Master Trust. The Plan's interest in the Master Trust was fully allocated to ADM common stock. Investments and the income therefrom are allocated to participating plans based on each plan's participation in investment options within the Master Trust. At December 31, 2004 and 2003, the Plan's interest in the net assets of the Master Trust was approximately 0% and 47.9%, respectively.

The following table presents the fair value of investments for the Master Trust:

	December 31	
	2004	**2003**
Assets		
Cash and cash equivalents	**$ 1,729,790**	$ 388,708
Investment securities:		
ADM common stock	**518,606,681**	372,817,264
Mutual funds	**260,659,395**	195,589,426
Other common stock	**8,106,747**	10,516,430
Net assets available for benefits	**$789,102,613**	$579,311,828

ADM Employee Stock Ownership Plan
for Salaried Employees

Notes to Financial Statements (continued)

3. Master Trust Investment Information (continued)

Summarized financial information with respect to the Master Trust's investment income
is as follows:

	Year Ended December 31,	
	2004	**2003**
Net realized and unrealized appreciation (depreciation) in fair value of investments:		
ADM common stock	**$167,800,633**	$69,653,402
Mutual funds	**17,207,198**	26,464,873
Other common stock	**(2,333,892)**	1,279,994
	$182,673,939	$97,398,269
Dividend income	**$ 14,624,859**	$10,041,318

4. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service, dated
October 1, 2004, stating the Plan was qualified under Section 401(a) of the Internal
Revenue Code (the Code) and therefore, the related trust is exempt from taxation. Once
qualified, the Plan was required to operate in conformity with the Code to maintain its
qualification. The plan administrator believes the Plan was being operated in compliance
with the applicable requirements of the Code and therefore, believes the Plan was
qualified and the related trust was exempt from taxation.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

/s/Douglas J. Schmalz

Douglas J. Schmalz
Senior Vice President and Chief Financial Officer

Dated: June 27, 2005

Exhibit Index

Exhibit	Description
23	Consent of Ernst & Young LLP.

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-75073 dated March 26, 1999, and Form S-8 No. 333-37694 dated May 24, 2000) pertaining to the ADM Employee Stock Ownership Plan for Salaried Employees of our report dated June 9, 2005, with respect to the financial statements of the ADM Employee Stock Ownership Plan for Salaried Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

/s/ Ernst & Young LLP

Ernst & Young LLP

St. Louis, Missouri
June 24, 2005